FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTRUMENT 45-102

RESALE OF SECURITIES

CanAlaska Ventures Ltd. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 28, 2002 10,000 common shares of the Issuer were issued pursuant to a property transaction, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

CanAlaska Ventures Ltd.

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTRUMENT 45-102

RESALE OF SECURITIES

CanAlaska Ventures Ltd. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on November 14, 2002 1,000,000 units of the Issuer were issued at a purchase price of $0.10.  Each unit consisting of one commons share and one share purchase warrant entitling the placees to purchase an additional 1,000,000 common shares of the Issuer at a purchase price of $0.12 until November 14, 2007, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

CanAlaska Ventures Ltd.

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTRUMENT 45-102

RESALE OF SECURITIES

CanAlaska Ventures Ltd. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 31, 2002 466,667 flow through units of the Issuer were issued at a purchase price of $0.15.  Each unit consisting of one common share and ½ share purchase warrant entitling the placee to purchase an additional 233,333 common shares of the Issuer at a purchase price of $0.20 until December 31, 2003, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

CanAlaska Ventures Ltd.

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTRUMENT 45-102

RESALE OF SECURITIES

CanAlaska Ventures Ltd. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 31, 2002 32,667 common shares of the Issuer were issued pursuant to a finder’s fee, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 14th day of March, 2003.

CanAlaska Ventures Ltd.

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	CanAlaska Ventures Ltd.
Issuer Address:	2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Issuer Fax No.:	(604) 688-2582
Issuer Telephone No.:	(604) 685-1870
Contact Name:	Harry Barr
Contact Position:	President
Contact Telephone Number:	(604) 685-1870
For Quarter Ended:	31 January 2003
Date of Report:	27 March 2003

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Harry Barr	Harry Barr	03/03/27

Bernard Barlin	Bernard Barlin	03/03/27

CANALASKA VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 JANUARY 2003 and 2002

CanAlaska Ventures Ltd.	Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheet
Canadian Funds

ASSETS	January 31, 2003	April 30, 2002
Current
Cash	$211,577	$435,608
Accounts and advances receivable	25,753	7,917
Due from related party (Note 12b)	-	50,482
Portfolio investments (Note 6)	435,307	472,373
	672,637	966,380
Restricted Cash - Flow-Through (Note 5)	70,000	43,426
Long-Term Investments (Note 7)	1	1
Mineral Property Costs - Schedule (Note 8)	1,956,800	1,722,849
Capital Assets (Note 9)	63,564	63,564
	$2,763,002	$2,796,220

LIABILITIES
Current
Accounts payable and accrued liabilities	$34,148	$60,090
Current portion of loan payable	1,101	8,098
	35,249	68,188

Loan Payable (Note 10)	7,438	7,438

Continued Operations (Note 1)

Commitments (Note 14)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 11)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
14,675,117 (2002 -12,915,783) shares outstanding	18,675,357	18,469,626
Deficit - Statement 3	(15,955,042)	(15,749,032)
	2,720,315	2,720,594
	$2,763,002	$2,796,220

ON BEHALF OF THE BOARD:

“Harry Barr”                                                 , Harry Barr, Director

 “Bernard Barlin”                                         , Bernard Barlin, Director

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statement of Shareholders’ Equity
Canadian Funds

	Common Shares		Accumulated
	Number	Amount	Deficit	Total

Balance - 30 April 1999	21,231,406	$16,030,427	$(10,921,608)	$5,108,819
Issuance of shares for:
- Private placement	990,000	148,500	-	148,500
- Property	325,000	62,000	-	62,000
- Exercise of options	130,000	26,500	-	26,500
Balance - 3 December 1999 - pre-consolidated	22,676,406	16,267,427	(10,921,608)	5,345,819

Balance - 3 December 1999 - post-consolidated	4,535,281	16,267,427	(10,921,608)	5,345,819
Issuance of shares for:
- Private placement	2,000,000	400,000	-	400,000
- Exercise of warrants	33,000	24,750	-	24,750
Loss for the year	-	-	(502,796)	(502,796)

Balance - 30 April 2000	6,568,281	16,692,177	(11,424,404)	5,267,773
Issuance of shares for:
- Private placement	3,255,778	1,405,200	-	1,405,200
- Exercise of warrants	325,000	74,750	-	74,750
Share issuance costs	71,724	(45,157)	-	(45,157)
Loss for the year	-	-	(3,267,300)	(3,267,300)

Balance - 30 April 2001	10,220,783	18,126,970	(14,691,704)	3,435,266
Issuance of shares for:
- Private placement	1,900,000	190,000	-	190,000
- Property	720,000	161,600	-	161,600
- Finders' fee on property	75,000	13,500	-	13,500
Share issuance costs	-	(22,444)	-	(22,444)
Loss for the year	-	-	(1,057,328)	(1,057,328)
Balance - 30 April 2002	12,915,783	$18,469,626	$(15,749,032)	$2,720,594

Issuance of shares for:
- Private placement	1,499,334	174,900	-	174,900
- Property	235,000	60,550	-	60,550
- Finders' fee on property	25,000	6,750	-	6,750
Share issuance costs	-	(36,469)	-	(36,469)
Loss for the period	-	-	(206,010)	(206,010)
Balance - 31 January 2003	14,675,117	$18,675,357	$(15,955,042)	$2,720,315

- See Accompanying Notes –

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statement of Loss and Deficit Canadian Funds

	3 Months Ended January 31	3 Months Ended January 31	9 Months Ended January 31	9 Months Ended January 31

	2003	2002	2003	2002
General and Administrative Expenses
Management fees	$22,050	$21,845	$66,150	$61,535
Consulting fees	17,955	23,363	46,593	45,588
Accounting and audit	8,772	6,541	20,672	28,474
Shareholder relations	1,971	17,717	36,392	44,326
Insurance, licenses and filing	5,187	5,659	32,431	31,295
Rent	10,004	10,004	30,011	30,011
Office and miscellaneous	2,849	1,930	15,995	15,365
Wages, commissions and benefits	7,380	5,797	21,894	17,399
Telephone	2,459	1,588	10,300	5,502
Travel, food and lodging	2,962	3,370	19,241	8,256
Bank charges and interest	1,346	430	4,564	1,307
Legal fees	-	-	132	3,594
	82,935	98,244	304,375	292,652
Other Items
Mineral property costs written off	-	-	-	-
Write-down of investments (Note 6)	-	-	-	-
Foreign exchange, net	-	-	-	-
Loss from equity investments	-	-	-	-
Corporation capital tax	-	-	-	-
Insurance proceeds	-	-	-	-
Reimbursement of administration costs	-	-	-	-
Mineral property recoveries in excess of expenditures	-	-	-	-
Gain on sale of capital assets	-	-	-	-
Interest and other income	(397)	(694)	(2,215)	(7,020)
Loss (gain) on sale of portfolio investments	(49,059)	836	(96,150)	(6,421)
	(49,456)	142	(98,365)	(13,441)

Loss for the Period	33,479	98,386	206,010	279,211
Deficit – Beginning of period	15,921,563	14,882,529	15,749,032	14,701,704
Deficit – End of Period	$15,955,042	$14,980,915	$15,955,042	$14,980,915

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 4
Consolidated Statement of Cash Flows Canadian Funds

	3 Months Edned January 31	3 Months Edned January 31	9 Months Edned January 31	9 Months Edned January 31
	2003	2002	2003	2002
Cash Resources Provided by (Used In) Operating Activities
Loss for the period	$(33,479)	$(98,386)	$(206,010)	$(279,211)
Items not affecting cash
Loss (gain) on sale of portfolio investments	(49,059)	(6,421)	(96,150)	(6,421)
Loss from equity investments		-	-	-
Write-down of investments		-	-	-
Mineral property costs written off		-	-	-
Amortization		-	-	-
Gain on sale of capital assets		-	-	-
	(82,538)	(104,807)	(302,160)	(285,632)
Changes in non-cash working capital	(26,561)	(58,916)	(75,347)	(134,448)
	(109,099)	(163,723)	(377,507)	(420,080)
Investing Activities
Proceeds from (purchase of) short-term investments	38,156	(320,727)	133,216	(318,881)
Proceeds from (purchase of) long-term investments	-	307,321	-	285,821
Mineral property expenditures	(11,565)	(27,010)	(166,651)	(200,737)
Recovery of mineral property expenditures	-	32,905	-	94,905
Option payments received	-	15,564	-	43,264
Purchase of capital assets	-	-	-	-
	26,591	8,053	(33,435)	(95,628)
Financing Activities
Advances from (to) related parties	-	(47,700)	50,482	(47,700)
Loan payable	(2,333)	-	(6,997)	-
Shares issued	70,000	190,000	170,000	190,000
	67,667	142,300	213,485	142,300

Net Increase (Decrease) in Cash	(14,841)	(13,370)	(197,457)	(373,408)
Cash position - Beginning of period	296,418	309,895	479,034	669,933
Cash Position - End of Period	$281,577	$296,525	$281,577	$296,525

Cash Position Consists of:
Cash	$211,577	$213,741	$211,577	$213,741
Restricted cash – flow-through	70,000	82,784	70,000	82,784
	$281,577	$296,525	$281,577	$296,525

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$-	$2,800	$60,550	$117,600
Shares issued for services	$-	$-	$-	$-
Shares issued for debt	$-	$-	$-	$-
Shares issued for finders’ fees	$-	$2,500	$11,650	$13,500
Shares received for mineral properties	$4,900	$-	$-	$-

- See Accompanying Notes –

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedule of Mineral Property Costs
For the Period Ended 31 January
Canadian Funds

	Acquisition Costs 2002	Exploration Costs 2002	Costs January 31 2003	Costs April 30 2002
Alaska Properties
Acquisition	$-	$-	$-	$13,907
General exploration costs	-	17,298	17,298	1,768
Sale proceeds	-	-	-	(15,675)
	-	17,298	17,298	-
Manitoba Property
Starlight
Acquisition	24,000	-	24,000	26,500
Geophysical	-	-	-	88,773
Option payments received	-	-	-	(43,628)
Reimbursement of exploration costs	-	-	-	(94,905)
	24,000	-	24,000	(23,260)
Ontario Properties
Mantle Lake/Fire River
Acquisition	-	-	-	124,000
General exploration costs	-	-	-	50,566
	-	-	-	174,566
Red Lake
Acquisition	375	-	375	-
Geophysical	-	-	-	-
	375	-	375	-
Quebec Properties
Otish Mountain
Acquisition	-	-	-	90,376
Geophysical	-	30,949	30,949	38,523
	-	30,949	30,949	128,899
Glitter Lake
Acquisition	2,800	-	2,800	5,600
General exploration costs	-	-	-	-
Geophysical	-	-	-	23,953
	2,800	-	2,800	29,553
Raglan
Acquisition	10,240	-	10,240	-
General exploration costs	-	-	-	-
	10,240	-	10,240	-
Newfoundland Properties
Botwood Basin
Acquisition	60,500	-	60,500	-
General exploration costs	-	61,994	61,994	-
	60,500	61,994	122,494	-
Gander
Acquisition (staking)	24,000	425	24,425	-
	24,000	425	24,425	-

Other Properties	-	1,370	1,370	420

Costs for the Year	121,915	112,036	233,951	310,178
Balance - Beginning of year	320,898	1,401,951	1,722,849	2,035,007
Mineral property costs written off	-	-	-	(622,336)
Balance - End of Year	$442,813	$1,513,987	$1,956,800	$1,722,849

- See Accompanying Notes –

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2003
Canadian Funds

1.

Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The company has incurred significant operating losses over the past several fiscal years and has an accumulated deficit of $15,955,042.

The ability of the company to continue as a going concern is dependent upon, among other things, obtaining additional financing and upon future profitable operations.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the vaildity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Nature of Business

The company is in the process of exploring its mineral properties but on the basis of information available to date, has not yet determined whether these properties contain ore reserves which are economically recoverable.  The underlying value of the mineral properties and related deferred expenditures is entirely dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete development and upon future profitable production.

During the prior year, the company also acquired an interest in a software company which is developing an internet web-based software program.  The underlying value of this investment is entirely dependant upon the ability of the company to obtain necessary financing to complete development and upon future profitable operations (Note 7).

3.

Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

a)

Consolidation

These consolidated financial statements include the accounts of the company’s wholly owned subsidiaries, CanAlaska Resources Ltd. USA (“U.S.A.”), and International CanAlaska de Mexico S.A. de C.V. (inactive).  These subsidiaries have been accounted for using the purchase method.

a)

Cash

For purposes of reporting cash flows, the company considers cash to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The company places its cash with institutions of high-credit worthiness.

c)

Investments

The company accounts for investments, in which it has a 20% or greater interest or where the company has a significant influence, on the equity basis, whereby the investment is initially recorded at cost and increased or decreased to reflect the company's share of any earnings or losses of the investee.  Other investments are recorded on the cost basis.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Amounts received on the sale of a resource property or on option payments received are treated as a reduction of the cost of the property.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

e)

Joint Ventures

Certain of the company’s properties are the subject of joint venture agreements.  Where joint venture agreements exist, the company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

f)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

g)

Capital Assets and Amortization

Capital assets are valued at cost less accumulated amortization.  The company provides for amortization on the following basis:

•

Office equipment - 20% declining balance method

•

Automotive equipment - 30% declining balance method

•

Mining equipment - 30% declining balance method

One-half of the above rate is taken in the year of acquisition.

h)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

i)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.  No compensation expense is recognized for stock options.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

a)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

k)

Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

l)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

4.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash, accounts and advances receivable, amounts due from related parties, portfolio investments, restricted cash, accounts payable and loan payable.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

5.

Restricted Cash – Flow-Through

Under the terms of a flow-through share agreement, the company is obligated to expend $70,000 on exploration expenses (Note 11ai) by 31 December 2003 of which $NIL has been expended, leaving $70,000 to be expended.

1.

Portfolio Investments

a)

Details are as follows:

	January 31, 2003
	% Owned	Book Value	Market Value	April 30, 2002
Pacific North West Capital Corp. ("PFN")	(i)	$228,145	$565,015	$228,208
Freegold Ventures Limited (“ITF”)	(i)	97,014	115,494	85,257
Secure Enterprise Solutions Inc. ("SES")	(i)	12,400	43,800	61,163
Other portfolio investments	(i)	97,748	97,748	97,745
		$435,307	$822,057	$472,373

(i)

Ownership interest is less than 10%.

These investments have been accounted for using the cost method.  Both PFN and ITF are companies with certain directors in common with the company.  During the period, the company had a gain on sale on portfolio investments of $96,150 of which $3,803 was on the sale of PFN shares and  $59,880 was on the sale of ITF shares. The maximum percentage owned of PFN or ITF by the company at any time during the year was less than 10%.

b)

SES

The company entered into an agreement and has advanced U.S. $200,000 (CDN $307,320) by way of a convertible loan to SES (formerly Newsgurus.com Inc.), a Nevada U.S.A. company involved with providing opinions and information, in the areas of money, health and lifestyles through the internet.

During the year ended April 30, 2002, the loan was converted into 686,000 common shares of SES.  Of the shares received, 488,700 shares were sold for proceeds of $276,583 resulting in a gain on sale of $57,651.    This investment has been recorded as a portfolio investment in the current year.

7.

Long-Term Investments

Details are as follows:

	2003	2002
WebDispatchers	$1	$1
SES (Note 6b)	-	307,320
	$1	$307,321

WebDispatchers

Pursuant to a Financing and Management Agreement dated February 2000, the company earned a 40% interest in WebDispatchers, a British Columbia private company involved in software development, by investing.  As at 30 April 2002, the company has invested $546,658 in webdispatchers.

Due to the ongoing losses of the investment, as well as market conditions, management has written down its investment in WebDispatchers to a nominal value.  The total write-down during the year ended April 30, 2002, was $21,500 (2001 - $525,157).

8.

Mineral Property Costs

Details are as follows:

	Acquisition	Deferred Exploration	January 31, 2003	April 30, 2002
Alaska Properties	$171,824	$1,303,237	$1,475,061	$1,457,343
British Columbia Properties
Quesnel Canyon	1	950	950	1
Manitoba Property
Starlight	31,872	9,083	40,955	16,955
Ontario Properties
Mantle Lake/Fire River	-	-	-	-
Red Lake	375	-	375	-
Newfoundland Properties
Botwood Basin	60,500	61,994	122,494	-
Gander	24,000	425	24,425	-
Quebec Properties
Otish Mountain	90,376	69,472	159,848	128,899
Glitter Lake	53,625	68,826	122,452	119,651
Raglan	10,240	-	10,240	119,651
	$442,813	$1,513,987	$1,956,800	$1,722,849

a)

Alaska Properties

The company has acquired several mineral claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A.

i)

Rainbow Hills Claims

The company had a 100% interest in eleven lode mining claims acquired by staking.

ii)

Gold Hills Claims

By agreements dated November 1989, September 1994, November 1995 and October 1999, the company has the option to earn up to a 50% interest in 51 mining claims.  Under the terms of the agreements, the company, at its option, must pay U.S. $28,500 and incur U.S. $250,000 (U.S. $50,000 to date) by July 2005 on exploration and development on the property.

The optionor is controlled by a director of the company.

i)

Mt. Burdett Claims

The company had staked 42 claims.  This interest was sold during the year ended April 30, 2002 for U.S. $10,000 to a company with directors in common.

b)

British Columbia Properties

i)

Quesnel Canyon

The company has a 100% interest in a placer lease located in the Cariboo Mining Division, British Columbia.

The company granted Monitor Gold International Corporation ("Monitor") an option to purchase a 100% interest in the claims by paying to the company $50,000 per year beginning September 1999 and thereafter each July, until the total of $327,000 is paid.  The company has received $123,000 to date from Monitor.  Monitor has not made the July 2000 $50,000 payment and therefore, the agreement is in default.   Due to a lack of exploration undertaken on the property, management has written down the costs of this property to $1, during the year ended April 30, 2002.

c)

Manitoba Property

Starlight

(i)

By agreement dated 20 April 2001, the company acquired a 100% interest in the Starlight claims located in northern Manitoba.  The company acquired the property by making payments and issuing shares as follows:

	Payments		Shares
Reimburse the vendor any costs associated with the vendor acquiring the property	$25,000	(paid)	-
Within 15 days of regulatory approval	-		100,000	(issued)
On or before the first anniversary of regulatory approval	-		100,000	(issued)
	$25,000		200,000

(ii)

During the year ended April 30, 2002, the company entered into an option agreement with Valerie Gold Resources ("Valerie").  Under the terms of the agreement, the company granted Valerie an option to earn a 60% interest in the property.  On 24 April 2002, Valerie terminated its option with the company.  Prior to termination, the company received 100,000 shares of Valerie and cash of $12,500.

d)

Ontario Properties

i)

Mantle Lake

By agreement dated 10 April 2001, the company had the option to acquire a 100% interest, subject to a 2% net smelter royalty, in the Mantle Lake Claims, situated in Bader, Echum, Marsh and Collishaw Townships in Ontario.

There is a finder's fee agreement relating to this agreement whereby the company will issue 100,000 common shares of the company to a third party, of which 25,000 were issued.

During the year ended April 30, 2002, the company terminated this option and accordingly, all related costs have been written off.

ii)

Fire River

By agreements dated 28 February 2001, 7 May 2001 and 15 June 2001, the company had the option to acquire an 80% interest in 58 mineral claims in the Fire River claims, located in the Porcupine Mining Division in Ontario.

There is a finder’s fee agreement relating to this agreement whereby the company issued 25,000 common shares of the company to a third party.

During the year ended April 30, 2002, the company terminated this option and accordingly, all related costs have been written off.

iii)

Red Lake – Baird and Birch Uchi Properties

By agreements dated February 24th, 2003, the Company may earn a 100% interest in two gold projects in the Red Lake and Birch Uchi greenstone belt districts.  The terms of acquisition are:

Baird Property: Cash payments totaling $71,000 over four years, and share issuances of up to 100,000 shares over four years.

Birch Uchi Property:  Cash payments totaling $68,000 over four years and share issuances up to 100,000 over four years. In addition CanAlaska has acquired several claim units through staking. The foregoing are subject to regulatory approval.

The Baird and Birch Uchi Properties are subject to a 1.5% NSR.

e)

Quebec Properties

i)

Otish Mountain

By agreement dated 6 December 2001, the company has the option to acquire a 100% interest in the Otish Mountain Projects, located in Quebec.  In order to complete the terms of the agreement, the company shall, at its option, make payments totalling:

-

$46,456 for reimbursement of staking and transfer costs (paid)

-

Issue 200,000 common shares (issued)

-

Incur $300,000 of exploration and development expenditures on or before 1 February 2005.  As at 30 April 2002 the company has incurred $128,999 in exploration, development and share issuances.

In addition:

-

The company will pay the optionor a 10% fee for being the field manager up to $250,000

-

The company will pay the optionor $25,000 in the event the company intersects kimberlite in a drill program

-

The company will pay the optionor $50,000 in the event two or more macro diamonds are recovered

The property is subject to a 3% net smelter royalty.

The company has the option to reduce the net smelter royalty to 1% by making payments of U.S. $3 million within 90 days of commercial production.

ii)

Glitter Lake

By agreement dated February 1999, the company has the option to acquire a 100% interest in 86 claims upon payment of staking costs of $32,667 (paid) and the issuance of 40,000 shares of the company (40,000 issued).

The property is subject to a 1.5% net smelter return.

iii)

Raglan Property

During the quarter, the Company acquired 128 mineral claims (5,306 ha) in the Raglan Area of Northern Quebec through staking.  Total consideration for the acquisition was $10,240.

f)

Labrador Property (Newfoundland)

The company acquired a 100% interest in 1 license and a 50% interest in 4 licenses in Newfoundland.  These licenses were written off in the prior year.

a)

Newfoundland Properties

i)

Botwood Basin

By agreement dated 4 June 2002, the company has the option to acquire a 51% interest in the Paradise Lake, Rolling Pond and Chiouk Brook properties located in Newfoundland.  In order to complete the terms of the agreement, the company shall, at its option, make payments, issue shares and incur explorations costs as follows:

	Payments	Shares	Cummulative Exploration Expenditures
Upon signing (paid & issued)	$ 20,000	125,000	$ 150,000
On or before 4 June 2003	25,000	125,000	$ 350,000
On or before 4 June 2004	30,000	(a) 100,000	$ 600,000
On or before 4 June 2005	35,000	(a) 100,000	$ 1,000,000
	$ 110,000	450,000

(a)

 If the company's share price is less than $0.20, the company will issue 125,000 shares instead of 100,000 shares.

The company has additional options to earn up to a 75% interest in the properties by incurring additional exploration expenditures, preparing a bankable feasibility study and funding all costs until commercial production is achieved.

ii) Gander

The company acquired by staking, 400 claims located in the Gander area of Newfoundland.  These claims are subject to a 1% NSR.

9.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	January, 2003 Net Book Value	April, 2002 Net Book Value
Office equipment	$193,187	$159,010	$34,177	$34,177
Automotive equipment	68,230	44,827	23,403	23,403
Mining equipment	215,516	209,532	5,984	5,984
	$476,933	$413,369	$63,564	$63,564

10.

Loan Payable

The loan payable relates to a vehicle and bears interest at 10.75% per annum, repayable in monthly payments of $777.  The loan matures 27 February 2004 and is secured by the vehicle.  Principal payments due are as follows:

2003	1,101
2004	7,438
$8,539

11.

Share Capital

a)

Private Placements

i)

The company issued 466,667 flow-through shares in December 2002 for cash proceeds of $70,000.  The company must incur qualifying expenditures totalling $70,000 on or before 31 December 2003 and renounce these to the flow-through investor.  These expenditures are an expense belonging to the flow-through investor, not the company.  As at 31 January 2003, the company had incurred $NIL of qualified expenditures (Note 5).  A finders fee of 32,667 shares were also issued.

ii)

The company issued 1,000,000 shares to related parties during the fiscal year for cash proceeds of $100,000.

b)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the company's board of directors.  The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.  Options vest on the grant date.

A summary of the company's options at 31 January 2003, and the changes for those dates, is as follows:

	2002
	Options Outstanding	Weighted Average Exercise Price
Balance - Opening	500,065	$0.50
Granted	-	-
Forfeited	-	-
Balance - 31 January	500,065	$0.50

i)

During the prior year, 500,065 options were repriced from various prices to $0.50.

As at 31 January 2003, the following share purchase options are outstanding:

	Number	Exercise Price	Expiry Date
Options	48,000	$ 0.50	21 May 2003
	37,000	$ 0.50	2 February 2004
	20,000	$ 0.50	31 May 2004
	202,000	$ 0.50	23 February 2005
	85,000	$ 0.50	18 April 2006
	10,000	$ 0.50	7 August 2006
	22,500	$ 0.50	28 August 2006
	38,900	$ 0.50	15 May 2007
	36,665	$ 0.50	24 November 2007
500,065

c)

Share Purchase Warrants

As at 31 January 2003, the following share purchase warrants are outstanding:

	Number	Price per Share	Expiry Date
Warrants
	2,500,000	$ 0.35	10 April 2003
	1,900,000	$ 0.10	16 January 2007
	1,000,000	$ 0.12	14 November 2007
	233,333	$0.20	31 December 2003
5,633,333

12.

Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

During the period, the company paid:

2003
Consulting fees to an officer of the company	$14,252
Accounting fees to an officer of the company	$9,450
Management fees to a company controlled by a director of the company	$66,150
Rent to a company controlled by a director of the company	$30,011

b)

Included in accounts receivable is $NIL (2001 - $50,482) received from a company with a director in common. The receivable is interest bearing at 10% per annum.  This loan was repaid on 31 May 2002.

13.

Income Taxes

The company has non-capital losses for income tax purposes of approximately $3,835,000 that may be applied against taxable income in future years and expire as follows:

Amount
2003	$771,000
2004	340,000
2005	772,000
2006	523,000
2007	625,000
2008	417,000
2009	387,000
$3,835,000

The company also has approximately $3,580,000 in Canadian and foreign exploration and development expense pools available for carryforward.

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

14.

Commitments

a)

By agreement effective 1 June 1995, the company entered into a three-year management agreement with a company controlled by a director and officer.  Compensation is $7,000 per month plus benefits.  The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $84,000 plus one year's compensation.

b)

By agreement dated 1 July 2001, the company entered into a five year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2003	25,272
2004	25,272
2005	25,272
2006	25,272
2007 (expiry in June 2007)	4,212
$105,300

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

SCHEDULE C:

CanAlaska is a diversified mineral exploration company focused on gold projects in Alaska, British Columbia, Labrador/Newfoundland and Ontario. CanAlaska is also exploring and developing diamond projects and platinum group metals in Quebec.

The Company is a Tier 1 company listed on the TSX Venture Exchange (“TSXV”), trading under the symbol “CVV” and also trades  on the OTCBB in the United States under the symbol “CVVLF”.

PROJECT REVIEW

Management of CanAlaska Ventures Ltd. (CanAlaska) is pleased to report on its activities for the past quarter.  Most recently, CanAlaska has acquired three new properties, one in the prospective Raglan area of Northern Quebec and two in highly regarded Red Lake Gold District of Ontario. CanAlaska may earn up a 100% interest in the Red Lake Properties. Red Lake is considered to be one of the richest gold camps in the world. The properties lie within the Red Lake and Birch Uchi districts, both districts are considered to be highly prospective for the discovery of high grade gold mineralization.  Historically most exploration has focused on the Red Lake area, and the potential of the Birch Uchi district has only been recently recognized.  Exploration plans for 2003 are currently being reviewed.

In addition CanAlaska also acquired a 128 claims in the Raglan Nickel Belt of Northern Quebec. Recent interest has been fuelled by high grade platinum group metal values announced by Canadian Royalties in late 2002, which triggered one of the largest staking rushes in recent history.

CanAlaska also completed a short diamond drill program on its Chiouk Brook Property in Newfoundland, currently under option from Altius Minerals.  A total of 11 holes, (1,095m) were drilled.  The best result from this round of drilling was 2.04 g/t gold over 5.92 metres from CB.02-03 and it included a higher-grade sub-interval.  The drill holes revealed that gold mineralization occurs in several closely spaced, sub-parallel zones that occur along a structural contact between ultramafic ophiolitic rocks and meta-sedimentary rocks.  Gold mineralization is associated with quartz injection into sites of dilation parallel to the contact, accompanied by minor disseminated arsenopyrite and stibnite mineralization.  In addition to drilling, prospecting, geological mapping and airborne magnetic surveys were carried out.

In addition to these activities CanAlaska also completed an airborne geophysical survey on its Otish Diamond Properties, which identified several circular to elliptical shaped anomalies that may be indicative of kimberlitic bodies. CanAlaska is actively seeking joint venture partners to further explore these properties.

CanAlaska is currently reviewing exploration plans for the upcoming 2003 filed season.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements in Schedule A.

Results of Operations

The nine month period ended January 31, 2003 resulted in a net loss of $98,365 which compares with a loss of $13,441 for the same period in 2002. General and administrative expenses for the nine months ended January 31, 2003 were $304,375 an increase of $11,723 over the same period in 2002.  Travel, food and lodging costs of $19,241 were incurred, an increase of $10,985 over the previous period while all other general and administrative costs were relatively the same when compared to the previous year.  During this nine month period, a capital gain of $96,150 was realized on the sale of short term investments. Interest income was $2,215 as compared to $7,020 the previous year.

Shareholder relations activities undertaken by the company, which included attendance at various trade shows, cost $36,392 for the nine month period ended January 31, 2003, a decrease of $7,934 over the same period in 2002.  During the period, the company did not enter into any contracts with outside parties to conduct investor relations activities on the Company’s behalf.

Liquidity and Capital Resources

At January 31, 2003, Canalaska’s working capital, defined as current assets less current liabilities, was $637,388 compared with working capital of $898,192 at April 30, 2002.

The Company has a portfolio of investments with a book value of $435,307 and a market value of $822,057 as at January 31, 2003. The main investments consist of 1,027,300 shares of Pacific North West Capital Corp. and 251,074 shares of Freegold Ventures Limited.  Both of these companies have certain directors in common. These amounts are included in the above working capital.

During the nine months ended January 31, 2003, the Company sold short term investments of $133,216 which resulted in a gain of $96,150.

During the nine months ended January 31, 2003, Canalaska expended $166,651 on the acquisition and exploration of mineral property interests compared to $200,737 in the nine months ended January 31, 2002.

During the three months ended January 31, 2003, 499,334 shares of the Company were issued. This amount included the issuance of 466,667 flow-through shares  issued for $70,000 and 32,667 shares as a finders fee. The Company has total issued and outstanding of 14,675,117 shares at January 31, 2003.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The company has limited financial resources, no source of operation cash flow and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful., additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

 CANALASKA VENTURES LTD.

JANUARY 31, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

Section 1:

Related Transaction - Current Fiscal Year To-Date:

See financial statements for details.

Section 2:

A.

Securities Issued During Quarter Ended January 31, 2003.

Private placement	466,667	$0.15	Dec. 31/02
Finders fee	32,667	$0.15	Dec. 31/02

B.

Options Granted During Quarter Ended January 31, 2003.

NIL

Section 3:

A.

Authorized And Issued Share Capital As At January 31, 2003.

Authorize share capital 100,000,000 common shares without par value.  A total of 14,675,117 shares have been issued for a total of $18,675,357.

B.

Outstanding Options As At January 31, 2003.

May 21, 2003	48,000	$0.50
Feb. 2, 2004	37,000	0.50
May 31, 2004	20,000	0.50
Feb. 23, 2005	202,000	0.50
April 18, 2006	85,000	0.50
Aug. 7, 2006	10,000	0.50
Aug. 28, 2006	22,500	0.50
May 15, 2007	38,900	0.50
Nov. 24, 2007	36,665	0.50

Total	500,065

B.

Outstanding Warrants As At January 31, 2003.

April 10, 2003	2,500,000	$0.35
January 16, 2007	1,900,000	$0.10
November 14, 2007	1,000,000	$0.12
December 31, 2003	233,333	$0.20

Total	5,633,333

C.

Share In Escrow Or Subject To Pooling As At January 31, 2003.

Common Shares in Escrow

Nil

D.

List Of Directors and Officers As At January 31, 2003.

  Harry Barr – Director and President

  Bernard Barlin - Director

  Colin Bird - Director

  Hubert Marleau - Director

  Taryn Downing – Director and Corporate Secretary

  Gord Steblin – Chief Financial Officer